Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. and Acasti Pharma Inc. to Present at the 2011 Scientific Sessions of the American Heart Association

Joint Conference - Nutrition, Physical Activity and Metabolism / Cardiovascular Disease Epidemiology and Prevention

Laval, Québec, CANADA – March 24, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) and its subsidiary Acasti Pharma Inc. (“Acasti”) are pleased to announce the presentations of clinical and recent preclinical results on the 24 and 25 March, 2011, respectively, at the Joint Conference - Nutrition, Physical Activity and Metabolism / Cardiovascular Disease Epidemiology and Prevention 2011 Scientific Sessions of the American Heart Association held in Atlanta, GA, USA.

Neptune and Acasti will present clinical results on the superior absorption of Neptune Krill Oil (NKO®) as compared to competitive products. Acasti will present efficacy and safety data on its lead product CaPre™ in a rodent model of the Cardiometabolic Syndrome.

These upcoming presentations are part of the companies’ continuous effort to raise awareness of both products in the healthcare community overall for Neptune and especially amongst cardiologists for Acasti. Neptune will present clinical data demonstrating higher absorption of EPA and DHA in plasma with NKO® as compared to other omega-3 and krill oil analogues in the nutraceutical market. Neptune will also present the advantageous increase of the Omega-3 Index with a very low 0.5g daily dose of NKO® compared to all other products tested. On the other hand, Acasti will present recent results confirming the dual lipid and glucose management properties of Acasti’s prescription drug candidate, CaPre™.  Emphasis will be given to important competitive preclinical safety results which clearly demonstrate that CaPre™ is a safe and well-tolerated product, and it is not plagued with safety issues that have been attributed to other HDL elevating agents.

“Neptune and Acasti continue to demonstrate the superiority of their products in the management of risk factors for Cardiometabolic Syndrome” said the presenting author Dr. Farhad Amiri, Director, Preclinical Studies, Acasti “Besides their significant efficacy, the products’ advantageous safety profile confer to CaPre™ and NKO® the potential of offering a more complete long-term management and protection against the continuing battle with dyslipidemia in Cardiometabolic Syndrome” he added.

 “The superiority of NKO® on omega-3 pharmacokinetics and the omega-3 index, a recognized marker for cardiovascular risk, reinforces the previously proven cardiovascular benefits of Neptune phospholipids which are important for both Neptune and Acasti” said Dr. Wael Massrieh, Vice President, Scientific Affairs of Neptune. “Furthermore, the observed lack of reflux adds to the advantages of NKO® over competition reinforcing its priority status as the prime choice of industry leaders” he added.

“At this stage of our development, we are certainly encouraged by the comprehensive therapeutic effects and safety profile exhibited by CaPre™” said Dr. Pierre Lemieux, COO of Acasti. “In this important AHA session about prevention and nutrition, we will raise awareness on the low daily recommended dose of CaPre™ which will substantially help increase compliance and avoid side effects, contrary to established prescriptions and nutraceutical omega-3s” he added.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide. Neptune is the mother company of Acasti and NeuroBioPharm.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids.  Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About Neurobiopharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Neptune Contact:	Acasti Contact
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Tina Sampalis, President
+1 450.687.2262	+1 450.686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212.732.4300	+1 888.221.0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements"  within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.